ION MEDIA NETWORKS COMMENCES EXCHANGE OFFER AND
CONSENT SOLICITATION FOR PREFERRED STOCK
     (West Palm Beach, FL — June 8, 2007) — ION Media Networks, Inc. (AMEX: ION) (the “Company”) today announced that, as part of its previously announced recapitalization, it has commenced an exchange offer (the “Exchange Offer”) for any and all of its outstanding 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its outstanding 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Senior Preferred Stock” ). The Company is offering, in exchange for the outstanding shares of Senior Preferred Stock, newly-issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (“Series A Notes”) and, depending upon participation levels in the Exchange Offer, either newly-issued 12% Series A-1 Mandatorily Convertible Preferred Stock (“Series A-1 Convertible Preferred Stock”) or 12% Series B Mandatorily Convertible Preferred Stock (“Series B Convertible Preferred Stock”).
     As part of the Exchange Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of each series of Senior Preferred Stock to (A) amend the applicable certificate of designation governing such series of Senior Preferred Stock to eliminate (i) all voting rights, other than voting rights required by law, (ii) its obligation to repurchase the Senior Preferred Stock upon a change of control, (iii) all redemption rights, (iv) in the case of the 14 1/4% Preferred Stock, all exchange rights and (v) substantially all of the restrictive covenants applicable to such series of Senior Preferred Stock (the “Proposed Amendments”) and (B) approve the issuance of preferred stock, including the Series A-1 Convertible Preferred Stock, which would rank senior to any unexchanged Senior Preferred Stock (the “Senior Issuance”).
     In the Exchange Offer, tendering holders will receive:
•	For each tendered share of 14 1/4% Preferred Stock, $7,000 principal amount of Series A Notes and $1,000 initial liquidation preference of the Series A-1 Convertible Preferred Stock, which would rank senior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, $4,000 principal amount of Series A Notes and $1,000 initial liquidation preference of Series A-1 Convertible Preferred Stock.
     However, if holders of 50% or less of either series of Senior Preferred Stock tender in the Exchange Offer and, as a result, the Company does not receive the requisite approvals of the Proposed Amendments and Senior Issuance from both series of Senior Preferred Stock in the Consent Solicitation, then tendering holders will receive:
•	For each tendered share of 14 1/4% Preferred Stock, $7,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock, which would rank junior to any unexchanged Senior Preferred Stock; and

•	For each tendered share of 9 3/4% Preferred Stock, $4,500 principal amount of Series A Notes and $500 initial liquidation preference of Series B Convertible Preferred Stock.
     Holders must tender all shares of 14 1/4% Preferred Stock and 9 3/4% Preferred Stock that they own and deliver the related consents in the Consent Solicitation to participate in the Exchange Offer.
     The Exchange Offer and Consent Solicitation will expire at 12:01 A.M., New York City time, on July 10, 2007, unless extended or terminated.
     More information about the Exchange Offer and Consent Solicitation and related transactions is detailed in an Offer to Exchange and Letter of Transmittal and Consent that will be mailed today to holders of Senior Preferred Stock. Holders of Senior Preferred Stock are encouraged to carefully read the Offer to Exchange and related materials because they contain important information that stockholders should consider before making any decision with respect to the Exchange Offer and Consent Solicitation. Stockholders may obtain a free copy of these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov or by contacting D.F. King & Co., Inc., the information agent for the Exchange Offer, at (800) 431-9643.
     The securities to be offered have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Company is relying on Section 3(a)(9) of the Securities Act to exempt the exchange offer from the registration requirements of the Securities Act. This press release is not an offer to purchase or an offer to exchange or a solicitation of acceptance of the offer to exchange, which may be made only pursuant to the terms of the Offer to Exchange and related Letter of Transmittal and Consent.
About ION Media Networks
     ION Media Networks, Inc. owns and operates the nation’s largest broadcast television station group and ION Television, reaching over 90 million U.S. television households via its nationwide broadcast television, cable and satellite distribution systems. ION Television currently features popular TV series and movies from the award-winning libraries of Warner Bros., Sony Pictures Television, and CBS Television, among others. ION Media has also partnered with RHI Entertainment, which owns over 4,000 hours of acclaimed television content, to provide weekend primetime programming beginning in June 2007. Utilizing its digital multicasting capability, the company has launched several digital TV brands, including qubo, a television and multimedia network for children formed in partnership with several leading media and entertainment companies, and ION Life, a television and multimedia network dedicated to health and wellness for consumers and families. For more information, visit www.ionmedia.tv.
Investor Relations Contact:
Richard Garcia
ION Media Networks, Inc.
(561) 659-4122